U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form NT 10-Q


PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Notice: August 14, 2002



VISTA CONTINENTAL CORPORATION
[formerly known as Century Laboratories, Inc.]

COMMISSION FILE NO. 2-90519

A Delaware Corporation           EIN: 72-0510027

851 S. Rampart Blvd. # 150
Las Vegas, NV 89145

Telephone: 702-228-2077


NOTICE OF INABILITY TO TIMELY FILE FORM 10-Q

    Vista Continental Corporation, formerly known as Century Laboratories, Inc., advises the Commission that it is unable to timely file the Form 10-Q for the period ended June 30, 2002 without unreasonable effort or expense due to unavailability of records required to complete said report. Said report will be filed on or before August 20, 2002.



SIGNATURE

     In accordance with Section 13 or 15(d) of the Securities
Exchange Act of 1934, this registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




VISTA CONTINENTAL CORPORATION


Dated:       August 14, 2002


By:   /s/ Bill Brooks
     ---------------------------------
     Bill Brooks, President,
     Chief Executive Officer